

September 9, 2014

Via E-mail
Nicholas S. Schorsch
Chairman of the Board of Directors
American Realty Capital Hospitality Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Hospitality Trust, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed August 1, 2014**
> **File No. 333-190698**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form S-11 filed August 1, 2014

General

1.	We note your response to comment 1 of our letter dated August 7, 2014. We refer to your Form 8-K filed on June 2, 2014 that announced the Real Estate Sales Agreement for the Grace Portfolio and included related financial statements. Please tell us how this announcement and the availability and inclusion of financial information impacted your assessment of probability. Additionally, please provide to us management's historical rate of closing acquisitions similar to the acquisition of the Grace Portfolio.

Annex A, page A-1

2.	Please update your pro forma financial information related to the Grace Portfolio acquisition through June 30, 2014. In addition, please amend your 8-K filed on June 2, 2014 to include updated 3-05 historical financial statements for W2007 Grace I, LLC through June 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at 202-551-3468 or Jennifer Monick, Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
Proskauer Rose LLP
Via E-mail